Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer

Sigma Lithium Corporation (“Sigma” or the “Company”) Suite 2200, HSBC Building, 885 West Georgia St.

Vancouver, BC V6C 3E8 Canada

Item 2.	Date of Material Change

December 23, 2021.

Item 3.	Press Release

A press release in respect of the material change was disseminated on December 23, 2021 through the facilities of GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On December 23, 2021, the Company issued from treasury a total of 11,634,137 common shares of the Company (“Common Shares”) at a price of C$11.75 per Common Share (the “Issue Price”) for aggregate gross proceeds of C$136,710,110 (the “Offering”).

Item 5.	Full Description of Material Change

On December 23, 2021, the Company issued from treasury a total of 11,634,137 Common Shares at the Issue Price for aggregate gross proceeds of C$136,710,110 under the Offering. As part of the Offering funds and accounts managed by BlackRock (“BlackRock”) purchased 4,372,766 Common Shares at the Issue Price for an aggregate subscription price of approximately C$51,380,000. Additionally, BlackRock purchased 1,093,191 Common Shares at the Issue Price, on a secondary basis, from the largest shareholder of the Company, A10 Investimentos Fundo de Investimento de Ações – Investimento No Exterior (“A10 Fund”), for an aggregate purchase price to A10 Fund of C$12,844,994.

The Company expects to use the net proceeds of the Offering, at the sole discretion of the Company, as follows: (i) to fully-fund the construction of its phase 1 production plant and mine; (ii) to further development of phases 2 and 3 of its wholly owned Grota do Cirilo Project, and (iii) for general corporate purposes.

The Company has entered into an agreement with the A10 Serviços Especializados de Avaliação de Empresas Ltda. (the “A10 Advisory”) to provide services in respect of the Offering, and A10 Advisory will be entitled to finder’s compensation for purchases by subscribers it introduces. Certain principals of the A10 Advisory are directors, officers or indirect significant shareholders of the Company. The Common Shares will be offered outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “1933 Act”).

The Offering remains subject to final approval of the TSX Venture Exchange.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

For further information, please contact Ana Cabral-Gardner, Co-Chief Executive Officer at +55-11-2985-0089.

Item 9.	Date of Report

December 24, 2021

Cautionary Note Regarding Forward-Looking Information

This material change report includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the use of proceeds of the Offering, the receipt of TSXV approvals, and other forward-looking information. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Corporation operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Corporation’s market position and future financial and operating performance; the Corporation’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Corporation’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Corporation may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Corporation and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Corporation disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law.

For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.